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Shinhan Value-Up +++

Shinhan Financial Group Value-Up Plan

April 2026

Shinhan Financial Group

Shinhan Financial Group

Disclaimer

- The business performance and financial information disclosed herein are consolidated figures prepared in accordance with the Korean International Financial Reporting Standards(K-IFRS), unless otherwise specified.
- This document has been prepared solely for the purpose of providing information about Shinhan Financial Group (SFG). While this document has been prepared based on reliable data and information available to us, SFG has not independently verified it. Therefore, SFG does not guarantee the fairness, accuracy, or completeness of the information or opinions contained herein, and the information or opinions contained herein is subject to modification or change without prior notice.
- This document does not constitute an offer, solicitation or recommendation to purchase or subscribe for any stocks or other financial instruments, and no part of this document should be construed as a basis for any contract, agreement, or investment decision. Neither SFG, its affiliates (including subsidiaries), nor their directors, officers and employees shall have any liability, whatsoever for any loss arising from this document or investments based on this document. Under no circumstances can this document be used as evidence of legal liability for the results of customer's investments.
- This document contains forward-looking information including forecasts regarding future financial performance and business outlook, prepared considering SFG management's assessment of SFG current business situation and prospects based on information to SFG as of the date of preparation of this document. This forward-looking information is not final and is subject to change. Such forward-looking information is based on assumptions about the future that is beyond SFG's control, and there are risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking information, and SFG is not obligated to update this document to reflect new developments or changes that occur after the date of this document.
- This document may be used and distributed only for non-commercial purposes without modification (however, only with clear and proper attribution). Any unauthorized quotation, reproduction, display, distribution, transmission, editing, translation, or publishing of this document without SFG's prior approval may result in legal consequences.

Key Takeaways (1/2)

Shinhan Value-Up Triple Plus

Shinhan will pursue **projectable and sustainable** **shareholder returns**, alongside **swift efforts** to strengthen its **fundamental profitability(ROE)**.

Shinhan Value-Up +++

ROE 10% +	Shareholder Return Ratio 50% +	CET1 Ratio 13% +
ROTCE 11.5%+, Swift improvement	**Cap Lifted, Prioritizing tax-exempt dividends*** *From `26 year-end dividend to `29	**Managed in the range between 13.0%-13.4%**
• Deliver ROE above COE • ROC Execution Methodology[1] to improve ROE • Present bank/non-bank allocation and ROC plans	• Shinhan-tailored projectable formula • Dividend policy considering tax exemption and separate taxation policy[2] • Equal quarterly dividends/DPS and dividend amount increase • Increase Shareholder Return Ratio through share buyback/cancellation mix	• In consideration of regulation + growth buffer • Efforts to secure a stable ratio relative to domestic peers • Returning excess capital from CET1 optimization
Swift Improvement of ROE and ROTCE	Projectable & Sustainable Shareholder Return Policy	Stable CET1 Ratio in All Market Conditions

A board-led cycle process of 「planning→execution and monitoring→evaluation→plan update discussion and resolution」

※ Point-in-time absolute targets → providing 3-year guidance based on annual gap analysis

※ The policy is subject to change based on market, regulatory, and business conditions, with appropriate communication provided.

1) The ROC (RWA X 13%) as a key execution metric for ROE enhancement will be applied to performance measurement and compensation at the group, enterprise, and business unit level.

2) Tax-exempt dividend: Dividend payments using tax-exempt funds from retained earnings transferred as a result of a reduction in capital reserves pursuant to Article 461-2 of the Commercial Act.
Separately taxed dividend: Under Article 104-27 of the amended Act on Restriction on Special Cases Concerning Taxation, separate taxation applies to high-dividend companies through 2028.

※ ROE: Return on Equity, ROTCE: Return on Tangible Common Equity , COE: Cost of Equity, TBPS: Tangible Book value Per Share, CET1 Ratio : Common Equity Tier1 Ratio

Key Takeaways (2/2)

Shinhan Financial Group

As-Is vs To-Be

FY24 Value-Up Plan (10-50-50) - Point-in-time Target-setting Approach -	New Value-up Plan (Value-Up+++) - Establishment of Sustainable Dynamic Framework -
Strengthen core fundamental (ROE) improvement efforts, while pursuing accelerated shareholder returns	**Accelerate** core fundamental (ROE) improvement efforts, while **promoting projectable & sustainable** shareholder returns

FY24 Value-Up Plan

ROE 10%
- ROTCE 11.5%, CET1 Ratio 13%+
- ROC Execution Methodology
- PBR-ROE Logic Tree

Shareholder Return Ratio 50%
- Shareholder return policy focused on cancellation of shares
- Annual increase of cash dividends per share and total payout amount
- Equal quarterly dividend

Number of Shares 50 Million Reduction
- Plan for share buybacks/ cancellations exceeding KRW 3tn
- Reduce total issued shares to 450 million shares by the end of 2027
- TBPS KRW 130,000 (Annual avg. +10%)

※ To be implemented by Board-led discussion and resolution

New Value-up Plan

ROE 10%+
- ROTCE 11.5%+, **Accelerated ROE improvement**
- Communicate bank/non-bank **allocation mix and ROC plan**
- Shinhan's unique **PBR-ROC Logic Tree**

Shareholder Return Ratio 50%+
- **Prioritize tax-exempt and separately taxed dividends policy**
- Maintain and progressively increase both DPS and total payout amount on an annual basis
- Continue equal quarterly dividend policy
- Present **projectable formula**[1] (Return ratio reflecting the ROE and growth rate)
  1) Shareholder Return Ratio = 1 – Growth Rate / Target ROE
- **Uncapped target system**
- Provide guidance on the shareholder return mix (**tax-exempt dividends** → **share buybacks**)
- Share reduction plan achievable given the dividend trend → **`27 targets remain unchanged**, **target progress to be communicated under new direction**

CET1 Ratio 13%+
- **Maintain a stable CET1 ratio** in all circumstances

Shinhan Value-Up+++

※ To be implemented by Board-led discussion and resolution

※ **Plan to provide 3 year guidance through annual gap analysis**

FY2026

Value-Up : Triple Plus

SFG Value-Up Progress (Since 2020)

After formulating the Value-Up plan, the 2025 plan was executed in phases to support the achievement of the 2027 mid-to-long-term targets, with most key indicators meeting their goals and demonstrating tangible execution outcomes.

FY2000
- Industry-First Disclosure of Mid-Term Financial Targets

FY2021
- Industry-First Quarterly Cash Dividend

FY2022
- Mid-Term Strategic Target Update Disclosure Industry-First ROTCE Adoption
- Leading Shareholder Return Policy Regular Equal Quarterly Dividends

FY2023
- Pursuing Consistent Shareholder Return Policy

FY2024
- Reset Mid-Term Targets Reflecting ROC Evaluation and Compensation
- Value-Up Plan Disclosure Established a roadmap until FY2027

FY2025
- Established 2025 Plan and Achieved Key Indicator Targets

Progress Update on the 2025 Value-Up Plan

"ROE Improvement based on Value-Up Plan"

		FY24	FY2025 Plan	FY25	Mid-Term Target (FY2027)
ROE and ROTCE Enhancement based on Stable CET1 Ratio	ROE	8.4%	50bp or more	9.1%	10%
	ROTCE	9.6%		10.3%	11.5%
	CET1 Ratio	13.02%	13.1% or more	13.35%	13%+
Swift Execution of Shareholder Returns	Shareholder Return Ratio	40.2%	42% or more	50.2%	50% Level
Improvement of Per Share Value through Decrease in Total Number of Shares	Number of Shares	499mn	"Swift" Share Buyback · Cancellation	474mn[1]	450mn
	TBPS	KRW 100,096		KRW 109,117	KRW 130,000

1) Including the KRW 800bn share buyback resolved in the second half of 2025 (KRW 200bn buyback in January 2026)

※ Shinhan Financial Group's mid- to long-term vision is focused on enhancing the value of all stakeholders including **shareholders, customers, employees, and society**.

2025 Market Valuation

The market has continued to respond positively to the execution of our "Value-Up Plan" announced in 2024.
Driven by an expanded improvement in PBR primarily in the second half, TSR improved YoY to approximately 67%

PBR and Market Capitalization

External Factors

- **Announcement of the "Corporate Value-Up Support Program"** – Market expectations for the Value-Up Program
- **Value-Up Disclosure** – Higher Shareholder Returns Expectations
- **Heightened Internal and External Uncertainties** – High FX rates, the U.S.–Iran conflict

Internal Factors

- **"Value-Up Plan" Disclosure** (Jul. 26, 2024)
- **Listed on the Korea Exchange's "Korea Value-Up Index"** (Sept. 24, 2024)

FY2024 Shareholder Return Ratio 40.2%	FY25 Shareholder Return Ratio 50% Early Achievement	FY2026 1H(e)
Share Buyback/Cancellation 700bn + Cash Dividend 1,088bn	Share Buyback/Cancellation 1,250bn + Cash Dividend 1,245.7bn	Share Buyback/Cancellation 700bn



Market Cap.
55Wtn
45Wtn
35Wtn
25Wtn
15Wtn
PBR
0.39
0.45
0.43
0.53
0.64
0.70
0.54
0.89
Feb. 26, 2024 Announcement of the "Corporate Value-Up Support Program"
Jul. 26, 2024 Shinhan Value-Up Disclosure
Feb. 12, 2026 PBR Peak
`23.12
`24.6
`24.12
`25.6
`25.12
`26.3

Total Shareholder Returns (TSR*)



Dividend Effect
Stock Price Appreciation Effect
FY2023
20.0%
6.0%
14.1%
FY2024
24.1%
5.4%
18.7%
FY2025
66.8%
5.4%
61.4%

*TSR = $(P_1 - P_0 + D) \div P_0$

P_1: Period-end share price
P_0: Beginning / Prior-period share price
D: Dividends per share

Net Asset Value per Share



TBPS (BPS)
(Unit: KRW)
+7,453
(+8.0%)
+9,021
(+9.0%)
92,642
(104,769)
100,096
(112,364)
109,117
(121,468)
2023
2024
2025

※ PBR: Price Book value Ratio, TSR: Total Shareholder Return, TBPS : Tangible Book Value Per Share

Progress Toward Mid-Term Target

ROE, ROTCE — 10% ROE


ROTCE
Common Equity ROE
(Unit: %)
Target
9.9
9.6
10.3
Target
11.5%
Target
10%
8.6
8.4
9.1
0.9%p Additional Improvement Required
2023
2024
2025
2026
2027

ROE YoY Change - Peer Group[1] Comparison (FY2025)

	SHG	A Group	B Group	C Group
Growth Rate	+8.0%	+12.0%	+0.7%	(-) 3.0%

Shareholder Return, CET1 — 50% Shareholder Return


Shareholder Return Ratio
CET1 Ratio
(Unit: %)
Target
36.0
40.2
50.2
50+α
13.17
13.02
13.35
13+
2023
2024
2025
2026
2027

Shareholder Return Ratio Achievement (FY2025)

	SHG	A Group	B Group	C Group
Target	50%	-	50%	50%
Actual	50.2%	52.4%	46.8%	36.6%

Total Shares, TBPS — 50mn Shares Reduction


Total Number of Shares (million)
TBPS(KRW)
Target
513
499
1) As of Jan. 2026
474[1]
△25mn
△24mn
Below 450
92,642
100,096
109,117
130,000
2023
2024
2025
2026
2027

Share Count Reduction Ratio (As of Jan. 2026 vs. Dec. 2024)

	SHG	A Group	B Group
Share Reduction	4.9%	4.0%	4.0%

- **ROE** improved 0.7%p YoY, reaching 9.1%.
- +0.9%p additional improvement required to achieve the **10% target ROE**
  → **Efforts to achieve the targets through normalization of non-banks and improvement in current yield**

- **Achieved 50% shareholder return ratio target ahead of schedule,** laying the foundation for **dividend income separate taxation** and **tax-exempt dividends**
- **CET1 ratio maintained an improving trend,** securing a stable equity ratio

- Share count at **474 million** as of end-Jan 2026; **25 million shares reduced vs. 50 million target**
- **Fastest share reduction pace among peers[1]**
  - SHG 4.9% vs A Group 4.0% vs B Group 4.0%

1) Peer Group : Major domestic financial holding companies; data are based on each company's disclosures

※ ROTCE =Net income to common shareholders ÷ (Common equity - Intangible assets), Common Equity ROE = Net income to common shareholders / Common equity

2025 ROC and RWA Increase/Decrease by Business Sector

Bank ROC declined YoY despite earnings improvement, due to asset growth and FX effects, non-banks ROC increased YoY on stronger performance in securities. RWA +3.1% YoY, in line with domestic peers. Key focus is non-bank profitability improvement and RWA management

2025 ROC[1] Per Subsidiary


ROC = Subsidiary Net Income / Allocated Capital per Subsidiary
(RWA per Subsidiary X Target CET1 Ratio)
ROC
Subsidiaries Combined Target ROC 12.5%
Banking
12.5%
Insurance*
11.4%
Capital Market
9.9%
Consumer Finance
6.6%
Others
7.4%
Capital Allocation

* Insurance : RWA is estimated based on capital consumption for the insurance segment.

2025 YoY ROC Change by Business Sector

	Banking	Insurance	Capital Market	Consumer Finance	Others*
ROC YoY	-0.4%p	-0.4%p	+3.2%p	-1.3%p	+77.6%p

* Others : Improved primarily driven by lower provisioning for trust account receivables at Shinhan Asset Trust

2025 RWA Increase/Decrease


Credit RWA
+9.8tn
(YoY +3.4%)
Market RWA
-1.0tn
Operating RWA
+1.7tn
352.9tn
342.4tn
Bank
+5.0tn
(+2.6%)
Non-Bank
+4.8tn
(+5.2%)
RWA YoY KRW+10.5tn (+3.1%)
FY24
FY25

2025 YoY RWA Change of Domestic Peer RWA

	SHG	A Group	B Group	C Group
RWA YoY	+3.1%	+3.3%	+3.5%	-0.2%

1) ROC: Return on Group Capital, a management metric to measure profitability against capital allocated to each subsidiary, aimed to enhance ROE while maintaining a stable CET1 capital

※ Banking : Shinhan Bank, Jeju Bank / Insurance : Shinhan Life, Shinhan EZ General Insurance / Capital Market : Shinhan Securities, Shinhan Asset Management, Shinhan Venture, Shinhan Fund Parterners / Consumer Finance : Shinhan Card, Shinhan Capital / Others : Other subsidiaries

Global Peer Group Comparison

Domestic peers have improved PBR through higher ROE and shareholder returns, while global peers have significantly improved as well

※ Korean financial holding companies: 2025 vs. 2023 (based on company disclosures) / Global financial groups : Country average of major financial institutions (source: Bloomberg / disclosures)

※ US: JPM/GS/WF/BOA, Singapore: DBS/OCBC/UOB, HK: HSBC, Japan: MUFG/MZH/SMBC

PBR, Shareholder Return Ratio (2023 → 2025)


PBR
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0%
20%
40%
60%
80%
100%
Shareholder Return Ratio
PBR : 1.87
Shareholder Return Ratio : 73%
Singapore
PBR : 1.85
Shareholder Return Ratio : 89%
US
PBR :1.27
Shareholder Return Ratio : 59%
Japan
HK
PBR :1.53
Shareholder Return Ratio : 90%
Shinhan
PBR : 0.64
Shareholder Return Ratio : 50%

Domestic Peer[1]	Shareholder Return Ratio	PBR
2023	35%	0.35
2025	50%	0.64

ROE, CET1 Ratio (2023 → 2025)


CET1 Ratio
18.0%
17.0%
16.0%
15.0%
14.0%
13.0%
12.0%
11.0%
10.0%
6.0%
8.0%
10.0%
12.0%
14.0%
16.0%
Common Equity ROE
CET1 Ratio : 17.0%
Common Equity ROE : 14.0%
Singapore
CET1 Ratio : 14.9%
Common Equity ROE : 12.3%
HK
CET1 Ratio : 13.5%
Common Equity ROE : 9.4%
Japan
Shinhan
CET1 Ratio : 13.3%
Common Equity ROE : 9.1%
US
CET1 Ratio : 12.7%
Common Equity ROE : 12.3%

Domestic Peer[1]	CET1 Ratio	Common Equity ROE
2023	13.0%	8.9%
2025	13.4%	9.7%

1) Domestic Peer : Domestic major financial holding companies, for other companies, data are from respective disclosures

Communication Results

More than 500 investor engagements annually led by the Board and the management to enhance shareholder value
Strengthened market communication through tailored events such as Board/CEO Roundtables, Analyst Day, and Retail Investor Briefings

2025 Main IR Events

- § May 2025 BOD NDR (HK, Singapore)
- § May 2025 KRX 「2025 Value-Up Excellent Company」
- § Aug 2025 Participated 'KLCA Expert Group on Commercial Act Amendments'
  * Korea Listed Companies Association
- § Aug 2025 Hosted Retail Investor Briefing (SHG Official YouTube Channel)
- § Aug 2025 Hosted Jeju Analyst Day
- § Sept 2025 Hosted BOD Roundtable
- § Sept 2025 Hosted CEO Roundtable
- § Sept 2025 Participated Korea Stock Exchange 'KCMC* 2025'
  * Korea Capital Market Conference
- § Oct 2025 Participated Nagoya Korean-Japanese NDR
- § Nov 2025 Participated ACGA* Conference BOD Panel Discussion
  * Asian Corporate Governance Association
- § Nov 2025 FSS '2025 XBRL Outstanding Financial Disclosure Company'
- § Jan 2026 BOD NDR (London, Singapore)
- § Mar 2026 Distribution of BOD Chair / CEO Shareholder Letter

2025 Investor Communications

IR Events & Disclosures

	IR Events					Domestic Disclosure		US
	Total	AGM	Earnings Call	BOD Round-table	BOD /Mgnt IR Meetings	Korean (Dart)	English (KRX)	EDGAR (SEC)
2024	485	1	4	1	73	149	79	57
2025	549	1	4	1	79	152	87	53

- Continued BOD-led IR activities / Enhanced accessibility for foreign investors through English disclosures
  * English disclosures on KRX since 2017 (prior to Phase 1 mandate in Jan 2024)

Board Roundtable Overview (Sept. 2025)

- **Presenter** : 7 BOD Members and 7 Managers of the Shinhan Financial Group
- **Participant** : 42 domestic and international institutional Investors (On-site 29, Online 13)
- **Key Discussion Issues**
  ① Strategic direction amid expansion of productive finance and capital market reforms
  ② Evaluation and compensation system for the Group CEO and management
  ③ Group CEO succession process and status; criteria for subsidiary CEO appointments
  ④ Strengthening internal controls and risk management, and cultural integration

⇒ **Incorporating Investor Feedback into 2026 Value-Up Plan**

Need for Value-Up Plan Reforms

① Recognition of the need for reforms following the achievement of the shareholder return ratio targets among Shinhan Value-Up Targets
② Favorable policy environment to revitalize the capital market including separate taxation of dividend income
③ PBR improvement through normalization of shareholder returns post-2024

July 2024 Presented Value-Up

Value-Up driven by ROE improvement

- **10** ROE (10%) · ROTCE (11.5%)
- **50** Swift Execution of Shareholder Return (50%)
- **50** Decrease in Total Number of Shares (50mn shares)

Based on Stable CET1 Ratio

Key Considerations

Following the Achievement of Shareholder Return Targets, **Next Phase Expectations**

Favorable Policy and Regulatory **Environment for Dividends**
- Separate Taxation of Dividend Income/ Capital Reduction Dividends

Continued PBR Improvement
- Domestic 0.8 – 1.0 Level

Dilution of Differentiation Among Peer Groups
- Reduced differentiation among domestic financial holding companies

Reform Direction

Shift from Certain Points, Absolute Targets to **Building Sustainable Framework**
→ **Transparent and Predictable Shareholder Return Logic**

Regulatory-Aligned **Shareholder Return Mix**
→ **Dividend Policy Roadmap**

Shinhan-Tailored Value-Up Methodology
Continued Efforts to Narrow the Valuation Gap with Global Financial Groups

Shinhan Value-Up Triple Plus

Presenting the Shinhan Value-Up Triangle (CET1 Ratio – ROE – Shareholder Returns) as the basic communication framework / value chain, comprising of ① Stable CET1 Ratio ② Double-digit ROE through qualitative growth, and ③ Shareholder return maximization through enhanced capital flexibility

→ Presenting Value-Up Triple Plus of CET1 13%+, ROE 10%+, and Shareholder Return 50%+ as mid-term strategic targets


Shinhan Value-Up +++
Best-in-Class ROE Target
Rapid ROE Improvement
Profitability ↑ through Non-Bank Normalization
ROE
10%+
Shinhan Value-Up Triangle
"Growth"
"Return"
Shareholder Return Ratio
50%+
Uncapped Shareholder Return Policy
Communicate Projectable Formula & Allocation Principles
Priority on Tax-Exempt / Separately Taxed Dividends
Efficient RWA
Secure "CET1"
CET1 Ratio
13%+
Maintaining Stable Ratios
under all conditions

Shinhan Value-Up Target in Details

Setting a new target: to enhance core profitability (ROE) through efficient capital allocation, based on a stable CET1 ratio, while further expanding shareholder returns

- Mid-Term Targets (next 3 years) : ① ROE of 10~12%, ② uncapped shareholder return ratio policy (50%+), ③ a dividend policy focused on tax-exempt dividends
- Progress toward the 2027 targets will be communicated on an ongoing basis

`24~`25
"Shareholder Return Normalization Phase"

	2024	2025
ROE	8.4%	9.1%
Shareholder Return Ratio	40.2%	50.2%
CET1 Ratio	13.02%	13.35%
Share Count Reduction	Completed 26mn Share Reduction	

`26~`27
"ROE Full Recovery Phase"

Previous Plan 2027 Target : 10–50-50

Previous Plan 2027 Target

- ROE 10% (+0.9%p Improvement Required)
- Shareholder Return Ratio 50% (Target Achieved)
- CET1 Ratio 13%+ (Maintaining Stable Ratio)
- Share Count Reduction 50 mn (Additional +24mn Shares)

New Target – Shinhan Value-Up+++

Guidance until 2028

- 10%+ : **10~12% Target Range**
- 50%+ : Gradual YoY Improvement within the ROE < COE Range; Uncapped Target Setting · Defined Formula
- 13%+ : Considering regulatory · Market Conditions; CET1 Ratio Management at 13.0–13.4% Range
- Shareholder Return Mix Policy : Priority on Tax-Exempt and Separately Taxed Dividends

Major Changes from Previous Plan

- **[Target]** Standalone (projectable) Target Approach → **Integrated Capital Allocation and Shareholder Return Target** for ROE-Shareholder Return
- **[Target Setting Methodology]** Point-in-Time Target → Annual gap analysis against targets, followed by **updates to three-year target guidance**

Target Setting in Detail_① ROE 10%+

Established a plan to achieve 10% ROE through earnings improvement with a capital markets focus in 2026, followed by a consumer finance focus in 2027
Plan to deliver 10%+ net income growth by 2027, with continued ROE improvement thereafter through "Profit Growth > Capital Growth"

Target ROE HIGHER Than COE(Cost of Equity)


ROTCE
ROE ≥ COE
ROE
11.5%+
10.0%+
COE
10% Level1)
ROTCE
10.3%
ROE 9.1%
FY2025
Mid-term Target

1) COE(Cost of Equity) is determined based on ① internal calculations and ② estimates from major global securities firms. Internal COE is derived using the Capital Asset Pricing Model (CAPM)
- Applied COE for 2026: maintained at 10.0% (internal estimate = 8.0%)
- [COE] 8.0% = Rf + Rp × Beta
- [Rf] Risk-free rate: 2.8% (1-year average of 10Y KTB yield)
- [Rp] Market Risk Premium: 5.5% (KOSPI average since inception)
- [Beta] Market sensitivity: 0.94 (average beta of Shinhan Financial Group relative to the KOSPI since inception)

[Q] Is the Target ROE Achievable?

To achieve 10%+ ROE, established a plan to enhance the trajectory of ROE improvement by strengthen non-bank profitability, shifting from capital markets to consumer finance, on the back of the bank's stable ROE base

Capital Growth Allocation (`25 →`28)


2028
2025
Non-bank Share
23%
35~ 40%
Bank Share
77%
60~65%

Target ROC (`25 →`28)


Compared from 2025
Bank
12.5%
13% +
Maintain or Improve
12%~13%
+3~4%p Level
8.6%
Non-bank
Non-bank ROC Improvement
2025
2028

Target Setting in Detail_ ② Shareholder Return Ratio 50%+

Capital allocation principle will be guided by required returns for growth and shareholder returns to achieve the target ROE. In cases where ROE<COE, shareholder returns will be increased gradually.
To provide a projectable shareholder return framework, a formula based on ROE and growth will be introduced, along with guidance.

Growth vs Shareholder Return Capital Allocation Principle

Capital allocation principle based on a comparison of **required returns between growth vs. shareholder returns**



Required Returns
Growth & Internal Investment
IRR
VS.
Shareholder Returns
Max
Share Buyback
Dividends
ROE
PBR
vs.
COE

→ Compare ① Internal Rate of Return vs ② Max (ROE/PBR, COE)

When the internal rate of Return is higher (① > ②), growth is prioritized and,

When Shareholder Return Yield is higher(① < ②), shareholder return is prioritized

However, shareholder returns will be prioritized, taking COE · ROE into consideration

→ Where Group ROE is below COE, shareholder returns will be guided by the "principle of gradual YoY increases"

[e.g.] FY2025 shareholder return ratio stood at 50.2%; if ROE < COE in FY2026, it will be set at 50.2% + α

Shareholder Return Framework based on ROE · Growth

Determined at a high level,
Shareholder Return Ratio = 1 − (Growth Rate / Target ROE)

$$\text{Shareholder Return Ratio} = 1 - \frac{\text{Growth (Capital or RWA)} \pm \text{buffer}^{1)}}{\text{Target ROE}} + \alpha^{2)}$$

※ Despite differences in actual capital application and timing, the framework is used to guide high-level decision-making on overall direction.

※ ***Any additional capital requirements for EPS Accretion, including M&A, will be communicated in advance***

** EPS Accretion : an increase in earnings per share (EPS) following financial activities such as M&A*

1) Subject to internal decision-making, including BOD approval, taking into account changes in internal and external conditions or temporary factors

2) Additional shareholder returns may be supported by capital or RWA optimization, subject to Board approval

Growth plans are typically set in line with GDP growth (Currently at around 4~5% range)

※ Shareholder Return Ratio Plan Examples

		2025	2026	2027	2028
Assump-tion	Growth/ ROE		5.1%/10%	4.8%/10%	4.7%/11%
	CET1 Change		△8bp (Shareholder Return Ratio 4%)	-	-
→ **Shareholder Return Ratio**		50.2%	1-(5.1/10)+4% =53% or 50.2%+α	1-(4.8/10) =52%	1-(4.7/11) = 57%

※ Figures shown are illustrative only, and the actual return ratio will be determined following Board resolution

Target Setting in Detail _③ CET1 13%+

Maintain a sufficient CET1 buffer against regulatory, global, and macroeconomic risks

Use of excess capital—whether for shareholder returns or growth—will be communicated in advance, following CET1 stabilization

Current CET1 Management Framework

- **To account for CET1 ratio volatility** driven by changes in the **macroeconomic** environment, **sufficient capital headroom is maintained through an internal target of 13%+, above regulatory requirements (①–④)**


13%+
Internal Target
Regulation
1.5%
SCB 주3)
2.5% Max
1.0%
2.5%
1.0%
4.5%
⑥ Internal Buffer 1)
⑤ Stress Capital Buffer
④ Countercyclical Buffer (Assumed Maximum)
③ Capital Conservation Buffer
② G-SIB or D-SIB 2)
① Minimum Required Capital

CET1 sensitivity to quarterly rate and FX movements:
up to ±36 bps (5-year basis), ±26 bps (3-year basis)


`21.1Q
+36bp
+25bp
`25.4Q
-32bp
-26bp

[Reference] Comparison with Global Major Financial Institutions(FY2025)

- **Major Korean financial institutions maintain a stable capital buffer at global standards**

* Capital buffer (CET1 - regulatory requirement): +1.8%p vs. U.S., –0.8%p vs. Japan, +0.3%p vs. EU


Regulatory Ratio5)
CET1 Average Ratio5)
Korea
9.0%
13.4%
US
9.9%
12.5%
Japan
8.3%
13.5%
EU
10.3%
14.4%

KR Loss-absorbing capacity ensured by maintaining capital at guidance levels above regulatory minimums

US Discretionary shareholder returns from excess capital following stress testing

JP Lower regulatory thresholds than Korea, with similar CET1 levels broadly comparable

EU Additional capital (Pillar 2 Guidance) recommended based on stress test results

1) Internal buffer set by the Group to address severe stress scenarios and strategic actions, including M&A
2) Additional capital required under D-SIB or G-SIB designation
3) Stress Capital Buffer imposed annually based on stress test results

4) KR: Shinhan/KB/Hana/Woori, US: BOA/BNY Mellon/CiTi/GS/JPM/STT/WFC, JP: MUFG/MZH/SMFG,
EU: BNP Paribas/CA/DB/Commerzbank/Santander/Intesa Sanpaolo (Source: Regulatory filings and disclosures of each countries)
5) Each Countries average CET1 and regulatory ratios 4) are used

Execution Methodology_① PBR-ROC Logic Tree

Shinhan's core methodology for improving PBR and ROE is ROC, defined as Net Income divided by (RWA × 13%)

- ROC is calculated at the Group, subsidiary, and business group levels, and integrated into performance evaluation, and compensation

→ PBR management by components = ROC (Profitability/Efficiency/Leverage) x Capital Depletion Ratio x PER

	Component	Ratio	Drivers	Initiatives
ROE (※ ROC)	Net Income Margin	Net Income / Pre-expense Income	Cost Optimization Efforts; Provision Management	• Ongoing **AI-driven workforce and operational efficiency** initiatives • Continued Efforts to **reduce credit and market risk**
×	Gross Yield	Pre-expense Income / Total Assets	Business Portfolio Optimization; Non-Interest Income ↑; **Overseas Business ↑**	• **Reducing low-yield assets and expanding high-yield assets** • **Expansion of non-bank and fee-based income**, including capital markets businesses • **Ongoing reinforcement of Shinhan's competitive edge** in global businesses
×	Leverage	Total Assets / RWA x 13%	Selective Focus on the Business Portfolio; Review M&A Opportunities	• Capital reallocation to expand high-return portfolios, alongside **consolidation or downsizing of underperforming businesses** • Pursuing **additional growth opportunities based on an EPS-accretion discipline**
×	Capital Depletion Ratio	RWA x 13% / CET1 자본	RWA·Risk Capital Optimization	• **RWA Portfolio optimization** • **Continued expansion of shareholder returns**
× PER	PER	Market Capitalization / Net Income	Stabilized Performance (β↓); Creating Growth Expectations	• **Risk reduction across business segments** • Stable core earnings, **continued future-oriented investment,** and **social value creation**

$$\text{PBR} = \text{PER} \times \text{ROE} = \underset{①}{\text{PER}} \times \underset{②③④}{\text{ROC}} \times \underset{⑤}{\text{Capital Depletion Ratio}}$$

$$= \frac{\text{Market Capitalization}}{\text{Net Income}} \times \frac{\text{Net Income}}{\text{Pre-expense Income}} \times \frac{\text{Pre-expense Income}}{\text{Total Assets}} \times \frac{\text{Total Assets}}{\text{RWA x 13\%}} \times \frac{\text{RWA x 13\%}}{\text{Equity}}$$

① PER ② Net Income Margin ③ Gross Yield ④ Leverage ⑤ Capital Depletion Ratio

※ **ROC** (Return On Group Capital)

A bridge between regulatory and accounting capital, enabling regulatory ratio compliance and ROE enhancement

Shinhan's core framework for projectable capital efficiency manage

Execution Methodology_② Shareholder Return Mix Strategy

Shinhan-tailored shareholder return mix to maximize returns

1 **Priority Use of Tax-Exempt Dividends for 3 Years*** under Dividend-Friendly Conditions (subject to applicable limits and Board approval)

* Provided that the requirements for separate taxation or tax-exempt dividend treatment are met

2 PBR-considered **Buyback–Dividend Mix**

Buyback-focused	Dividend-focused
ROE* / PBR	vs. COE

Shareholder return mix is determined by comparing **the required return on share buybacks** (ROE/PBR) with **the required return on dividends** (COE), **prioritizing buybacks when the buyback return is higher** and **dividends when the dividend return is higher**

* ROE/PBR reflects the increase in future per-share intrinsic value resulting from a reduction in shares outstanding. While actual outcomes may differ, ROE/PBR (= 1/PER) is used for projectable assessment

3 Maintaining Shinhan's Equal Quarterly Dividend Policy

4 Continued Expansion of DPS and Total Dividends (considering market interest rates)

5 Any **remaining portion** of the total payout ratio **allocated entirely to share buybacks after dividends**

※ The above policy is subject to change depending on economic conditions, regulatory developments, and the Company's operating conditions

Illustrative Roadmap for Tax-Exempt / Separately Taxed Dividends

* Separate taxation of FY2025 year-end dividends fully implemented and planned for 1Q–3Q 2026


Shareholder Return Ratio
40.2%
50.2%
Dividend Payout Ratio
Share Buyback
Cash Dividend (24.4%)
Cash Dividend (25.1%)
Tax-exempt
Separate Taxation
2024
2025
2026
2027
2028
2029

Roadmap for Expanding DPS and Total Dividend Payouts


Prior-year Total Dividends
+α
Total Dividend Growth
Share Count Reduction Effect
Tax-exempt / separate taxation eligibility prioritized
DPS (t=1)
DPS (t+1 ⋯)

Execution Methodology_③ Value-Up Aligned KPI and Compensation

Evaluation and compensation aligned with the Value-Up Plan and the Group's Mid- to Long-Term Strategy

Management Compensation Scheme

Alignment with the 'Value-Up Plan'

80% of Long-Term Compensation (①+②+③)

Payout Determined Based on Share Price After 4 Years

Variable	Performance Share (PS)	Aligned with stock price	① Relative share price performance to peers	20%
Variable	Performance Share (PS)	Performance-linked – Profitability	② ROE	30%
Variable	Performance Share (PS)	Performance-linked – Profitability	③ ROTCE	30%
Variable	Performance Share (PS)	Performance-linked – Asset Quality	NPL Ratio	20%
Variable	Annual Incen-tive	Group KPI and strategic initiatives ※ Compensation deduction rules apply based on the Risk Check mechanism[1]		
Fixed	Base salary and duty allowance			

※ Performance Share

Phantom shares based on the Company's common stock are granted. The number of PS earned is adjusted based on performance over a four-year period, and the payout is determined by applying the share price at the end of the four-year period to the PS earned

* For the CEO, variable compensation accounts for 66.7% of total remuneration (200% of the annual incentive)

PS : Performance Share

※ **Claw-back Policy** is in place to reclaim performance-based compensation in the event of corrections to financial statements used as the basis for such compensation.

Evaluation Framework

Alignment with the 'Value-Up Plan'

50% of Group KPI[2)] (①+②+③)

Group KPI

Category		Weight
Basis for Future Growth	Group Customer Base	10%
Basis for Future Growth	① TSR	15%
Profitability	② ROE	20%
Profitability	③ ROTCE	15%
Asset Quality / Risk Management		25%
Efficiency		15%
Total		100%

Strategic Initiatives

Strategic Initiatives
Strengthening Financial Consumer Trust
Enhancing AX•DX Execution Capabilities
Leading Productive Finance and Pioneering Future Strategic Businesses
Pursuit for SDGs[3)] / HR innovation

※ CEO evaluation weighting: 70% Group KPIs, 30% Strategic Initiatives

Note 1) Risk Check mechanism: Compensation may be reduced in the event of material risks or issues, including those related to internal controls or consumer protection
Note 2) KPI: Key Performance Indicator
Note 3) SDGs: Sustainable Development Goals
Note 4) Above information is based on the resolution of the Remuneration Committee in March 2025.

Strengthen Communication

Continue transparent communication through the faithful implementation and disclosure of the Value-Up Plan, while expanding engagement with diverse stakeholders through proactive, Board-led investor communication

Enhancing Market Engagement

1. Enhanced Communication on Value-Up Progress

- Board- and management-led investor engagement to expand multi-stakeholder communication (continuing approx. 500 IR activities annually)
- Active communication on Value-Up progress via quarterly earnings calls and disclosures

2. Taking a leading role in advancing the Value-Up initiative

- Promoting the adoption of Value-Up policies among listed companies by hosting a "Corporate Value-Up Conference" for corporate clients
- Playing a key role in advancing Value-Up policies through collaboration with relevant institutions (e.g. financial authorities, KRX)

3. Expanding Communication with Retail Investors

- Regular online briefings for retail investors to broaden dissemination of the Value-Up Plan
- Attracting retail investors by enhancing infrastructure and communication through partnerships with domestic and global brokerages

Continued Expansion of Board- and Management-led IR

- Continuing and expanding Board- and management-led IR activities
- Strengthening Value-Up communication through tailored IR activities—including IR sessions for domestic and global retail investors and Analyst Days—for diverse investor groups

1Q 2026

- Commercial Act amendments reflected in the AOI (approved at the AGM)
- Board Chair and CEO letters issued
- Participate in 2 global investor conferences

2Q 2026

- 2025 Value-Up Plan implementation review and disclosure (Board-approved)
- Conduct CEO overseas NDR and roundtables
- Participate in 5-6 global investor conferences

3Q 2026

- Host BOD Roundtable
- Host IR sessions for domestic and global retail investors
- Host Analyst Day
- Participate in 3-4 global investor conferences

4Q 2026

- Approve annual management budget [Value-Up Plan aligned] (Board resolution)
- Conduct CEO overseas NDR
- Participate in 3-4 global investor conferences

Board-led 'Value-Up Plan formulation and quarterly implementation reviews and capital policy decisions'

Strengthening Governance Functions for a Sustainable Shinhan

Key Features of Shinhan's Board Composition

(As of after the March 2026 AGM)

Independent

% of Independent Directors

81.8%

Diverse

% of Female Directors

36.4%

*Female representation among Independent Directors 44.4%

Expertise

Application of the Board Skills Matrix

Ensuring a balanced mix of expertise, including finance, business management, economics, law and internal controls, financial planning and accounting, digital/ICT, risk management, and consumer protection/ESG

Enhancing Board Independence

① Board Chair selected from Independent Directors
② All 6 Board committees (excluding Subsidiary CEO Recommendation and ESG Strategy Committees) composed entirely of Independent Directors
③ Chairs of 7 Board committees (excluding Subsidiary CEO Recommendation Committee) are Independent Directors

Promoting Board Diversity

① Female independent directors account for 44.4%, one of the highest among domestic financial institutions
② Balanced age composition with equal representation across 50s or younger, 60s, and 70s or older
③ Independent directors with external board and senior management(CEO) experience, enhancing the depth of Board discussions

Enhancing Expertise (Collective Competence)

① Board Skills Matrix was enhanced at end-2024 to better manage Board expertise (reclassification of skill categories, addition of skills linked to key management issues, and clearer assessment criteria, etc.)
② Standards for collective competence were established, with annual reviews and voluntary enhancements to continuously strengthen Board expertise.

Transparent Succession Program

① Candidate Pool Development and Management
⑴ Internal candidates, including CEOs of major subsidiaries, are identified and developed
⑵ CEO Recommendation Committee annually selects and manages a succession candidate pool comprising both internal and external candidates.
② CEO Succession Process
⑴ Succession process is initiated at least 3 months prior to the CEO's term expiration.
⑵ Candidates undergo in-depth review, followed by appointment approval through the Board and shareholders' meeting.

Compliance Status with Key Governance Indicators

The Company complies with 14 of the 15 key indicators (93.3%) set out in the Corporate Governance Report Guidelines[1)].

- Since 2025, meetings between the internal audit body and external auditors, without management present, have been held quarterly and continue to be maintained.
- With respect to the key indicator on convening notice at least four weeks prior to the AGM, the Company issues the notice immediately upon receipt of the external auditor's audit report. As of 2026, the notice was issued three weeks prior to the AGM.

[1)] Corporate Governance Report Guidelines: Established by the Korea Exchange(KRX)

Shinhan Financial Group